November 8, 2006

Mail Stop 4561

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

       RE: **ACE*COMM Corporation**
                Registration Statement on Form S-3
                Filed October 19, 2006
                File number 333-138084

                Form 10-K for June 30, 2006
                Filed September 26, 2006
                File number 0-21059

Dear Mr. Delmar:

     We have limited our review of your filing to that issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Facing Page

1. The effective date of the registration statement number 333-132819 that you are including in the prospectus pursuant to Rule 429 under the Securities Act of 1933 is April 13, 2006 and not March 29, 2006 as you state. Please revise.

Incorporation of Certain Documents by Reference, page 7

2. Please update this section to include all appropriate filings made after the date that the registration statement was filed. Your attention is particularly directed to the Form 8-K filed on October 23, 2006.

Form 10-K
Item 9A. Disclosure of Controls and Procedures, page 38

3. We note that you have stated that there "were no significant changes made" in the fourth quarter. We also note that you have used this language in all of the Forms 10-Q filed for the fiscal year ended June 30, 2006. Please be advised that the language specified in Rule 13a-15(d) of the Securities Exchange Act of 1934 requires evaluation of whether there has been "any" change "that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting." Please supplementally confirm, if true, that there has not been any change that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting and commit to using the specified language in future reports.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Steven Kaufman
        Hogan & Kaufman L.L.P.
        555 13th Street, NW
        Washington, DC 20004
        Facsimile no. (202) 637-5910